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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ---------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                                ---------------

                              PROMOTIONS.COM, INC.
                           (Name of Subject Company)


                              PROMOTIONS.COM, INC.
                      (Name of Person(s) Filing Statement)

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                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                ---------------

                                  74341U-10-6
                     (CUSIP Number of Class of Securities)

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                                  Steven Krein
                            Chief Executive Officer
                              Promotions.com, Inc.
                        268 West 44th Street, 4th Floor
                            New York, New York 10036
                                 (212) 971-9800
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                ---------------

                                With a Copy to:

                            David A. Sirignano, Esq.
                          Morgan, Lewis & Bockius LLP
                         1111 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 739-3000

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on March 19, 2002 by Promotions.com, Inc., a Delaware corporation ("Promotions.com"), as previously amended and supplemented by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on April 8, 2002, relating to the offer by Virgil Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of iVillage Inc., a Delaware corporation ("iVillage"), to purchase all outstanding shares of Promotions.com common stock at a price per Promotions.com share comprised of shares of iVillage common stock designed to have a value of $0.23 and a cash payment of $0.64, net to the seller, upon the terms and subject to the conditions set forth in the Purchaser's Prospectus, dated March 19, 2002, included as an exhibit to iVillage's Schedule TO filed on March 19, 2002, with the Securities and Exchange Commission and the related Letter of Transmittal.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

1. The following two sentences are added as the first two sentences to the paragraph beginning "The Promotions.com Comparable Companies" on page 14 of the
Schedule 14D-9:

                           Capitalink located seven companies that it deemed
                  comparable to Promotions.com. These companies were deemed by Capitalink to be comparable to Promotions.com because they each operate primarily as Internet based direct marketing firms and rely on marketing based services as their main source of revenue.


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2. The following two sentences are added as the first two sentences to the paragraph beginning "The iVillage Comparable Companies" on page 14 of the
Schedule 14D-9:

                           Capitalink located six companies that it deemed
                  comparable to iVillage. These companies were deemed by Capitalink to be comparable to iVillage because they each operate, as their core business, Internet community websites that serve as information hubs to their respective target markets and rely on advertising and sponsorships as their main source of revenue.

3. The following two paragraphs are added immediately following the chart captioned "iVillage Comparable Companies" on page 15 of the Schedule 14D-9:

                           All of Promotions.com's multiples were determined by
                  Capitalink to be between the low and mean of the Promotions.com Comparable Companies, with the exception of net tangible equity (which was at the mean). Capitalink concluded that the lower average valuation of Promotions.com relative to its comparables may be a result of the Promotions.com significant historical losses, smaller relative size and the limited liquidity of the stock.

                           All of iVillage's multiples were determined by
                  Capitalink to be at the mean of the iVillage Comparable Companies, with the exception of net tangible equity (which was at the low range). Capitalink concluded that the results suggest that iVillage is priced similarly to its comparable companies.

4. The following paragraph is added immediately following the chart captioned "iVillage Comparable Transactions" on page 16 of the Schedule 14D-9.

                           Capitalink also calculated the same enterprise value
                  multiples for Promotions.com, and multiples based on the price to be paid in the Proposed Transaction. Capitalink concluded that, due to the amount of cash, the Promotions.com multiples based on enterprise value (market value plus debt, less cash) fall in the low range of the target companies in the Promotions.com Comparable Transactions.

5. The following paragraph is added immediately following the chart captioned "Recent Acquisitions" on page 17 of the Schedule 14D-9:

                           With respect to the price paid multiples, Capitalink
                  concluded that the multiples generated by the Proposed Transactions fall within the mid-range of the Promotions.com Comparable Transactions. Capitalink also concluded that the slightly higher transaction multiples for iVillage compared to its comparable company multiples reflected the expected acquisition premium.

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ANNEX C. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 193 AND RULE 14f-1 THEREUNDER.

         Annex C is hereby amended and supplemented by the following:

6. The following language is added to the section captioned "Report of the Audit Committee," which was added to the Schedule 14D-9 pursuant to Amendment No. 1 thereto, as the last sentence of the first paragraph of such section, which paragraph begins "Throughout 2001, Mr. Dirk A Hall":

                  Mr. Hall is an "independent director," as such term is defined in Rule 4200(a)(14) of the Marketplace Rules of the Nasdaq Stock Market, Inc. Mr. Berg is not an independent director under such definition.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                         PROMOTIONS.COM, INC.



                         By: /s/ Steven H. Krein
                             --------------------------------------------
                             Name:  Steven H. Krein
                             Title:  Chairman & Chief Executive Officer



Dated:  April 16, 2002






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